Exhibit 12.1
Western Alliance Bancorporation

Ratio of Earnings to Fixed Charges		Years Ended December 31,
(dollars in thousands)		2008	2007	2006	2005	2004

Net Income From Continuing Operations	a	$(236,460)	$32,875	$39,889	$28,065	$20,057
Income Taxes	b	(54,166)	15,513	21,587	15,372	10,961
Interest Expense on Deposits	c	69,136	98,128	65,612	25,546	12,123
Interest Expense on Borrowings	d	31,547	27,805	18,685	7,022	7,597

Earnings		$(189,943)	$174,321	$145,773	$76,005	$50,738

Preferred Stock Dividends	e	$778	$—	$—	$—	$—

Fixed Charges	c+d+e	$101,461	$125,933	$84,297	$32,568	$19,720

Ratio of Earnings to Fixed Charges (Including Interest Expense on Deposits)	(a+b+c+d)/(c+d+e)	—	1.38	1.73	2.33	2.57

Earnings Excluding Interest Expense on Deposits	a+b+d	$(259,079)	$76,193	$80,161	$50,459	$38,615
Fixed Charges Excluding Interest Expense on Deposits	d+e	$32,325	$27,805	$18,685	$7,022	$7,597

Ratio of Earnings to Fixed Charges (Excluding Interest Expense on Deposits)	(a+b+d)/(d+e)	—	2.74	4.29	7.19	5.08